Filed by USA Interactive
                           Pursuant to Rule 425 Under the Securities Act of 1933

                                                     Subject Company: Hotels.com
                                                   Commission File No.:000-29575

USA INTERACTIVE [logo]  HOTELS.COM [logo]


*SEE IMPORTANT NOTES AT END OF RELEASE


          USA INTERACTIVE AND HOTELS.COM ANNOUNCE MERGER AGREEMENT

     USA TO ACQUIRE THE HOTELS.COM SHARES IT DOES NOT ALREADY OWN IN A
                            $1.1 BILLION TRANSACTION

            TRANSACTION COMPLETES USA CORPORATE RESTRUCTURING

New York, NY and Dallas, TX - April 10, 2003 -- USA Interactive (Nasdaq: USAI) and Hotels.com (Nasdaq: ROOM) announced today that they have entered into an agreement by which USA, already the majority owner of Hotels.com, would acquire the Hotels.com shares it does not currently own in a tax-free, stock-for-stock transaction. The transaction is valued at approximately $1.1 billion based on the closing price of USA common stock on April 9, 2003.

The transaction would represent the final step in USA's efforts, begun in June 2002, to simplify its corporate structure by buying in its public subsidiaries. As a result of these transactions, all of USA's interests will be indivisible inside USA's public security.

The transaction would not change the current operating structure of Hotels.com, and USA's intention is for Hotels.com and Expedia to continue to be operated separately. Travel is, however, its own sector and USA would continue to review strategy and over time may decide to make changes.

The Hotels.com transaction is expected to be slightly accretive to USA's budgeted adjusted earnings per share for 2003.

The Hotels.com Board of Directors approved the agreement following the unanimous recommendation and approval of an independent Special Committee of the Hotels.com Board. Under the agreement, Hotels.com shareholders will receive 2.4 shares of USA common stock for each share of Hotels.com stock that they own. This represents approximately a 20% premium based on the closing price of USA stock and Hotels.com stock on March 18th, 2003, the day prior to the announcement of USA's merger with Expedia. In the transaction, USA would issue to Hotels.com public shareholders approximately 43.0 million basic shares and
45.2 million shares on a fully diluted, treasury method basis.



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Barry Diller, Chairman and CEO of USA Interactive, said, "David Litman and Bob
Diener, in classic entrepreneurial fashion, have created a great company. We were lucky enough to know that at an early stage, so we've watched their determination and fierce dedication in building up the enterprise...and we believe all that will continue because the incentives are all in place and our interests completely aligned for the future."

"The Special Committee carefully reviewed the transaction in consultation with our financial and legal advisors and we believe that the merger is in the best interests of Hotels.com's minority shareholders," said Elan Blutinger, Chairman of the Special Committee of Hotels.com's Board of Directors. "Hotels.com's shareholders have an opportunity to participate in the continued growth potential of USA, which is further enhanced by its full ownership of Hotels.com."

David Litman, Chairman and CEO of Hotels.com, commented, "Bob Diener and I are thrilled at the opportunity for Hotels.com to participate on a broader scale in the future success of USA Interactive. We are convinced that this merger will enhance the growth prospects for Hotels.com, and we are more determined than ever to achieve our company goals through this exciting combination with USA. Bob and I would like to thank the more than 1,200 employees of Hotels.com that have helped to make this possible and we look forward to an exciting future."

In connection with the merger, Hotels.com options would be converted into options to acquire USA common stock, and Hotels.com warrants would be converted into warrants to acquire, or exercisable for, USA common stock. David Litman, Chairman and CEO, and Bob Diener, President, will continue in their current positions, and the new USA shares they receive in the transaction in respect of their Hotels.com shares that are currently subject to transfer restrictions will be subject to those same transfer restrictions. The transfer restrictions remain in effect until March 2004.

USA currently owns approximately 68% of the outstanding Hotels.com stock and controls approximately 97% of the combined voting power of the outstanding Hotels.com shares. USA, as the holder of a majority of the voting power of Hotels.com has acted by written consent to approve the transaction. An Information Statement will be mailed to Hotels.com shareholders in connection with the transaction. No separate USA shareholder approval is required. The transaction, which is subject to customary conditions, is expected to be completed in the summer of 2003. The transaction is not subject to any material adverse effect conditions (including the possible effects of war).

ABOUT USA INTERACTIVE
USA Interactive (Nasdaq: USAI) engages worldwide in the business of interactivity via the Internet, the television and the telephone. USA's multiple brands are organized across three areas: Electronic Retailing, Information & Services and Travel Services. Electronic Retailing is comprised of HSN, America's Store, HSN.com, and Home Shopping Europe and Euvia in Germany. Information & Services includes Ticketmaster, Match.com, uDate, Citysearch, Evite, Entertainment Publications and Precision Response Corporation. Travel Services consists of Expedia (Nasdaq: EXPE), Hotels.com (Nasdaq:




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ROOM), Interval International, TV Travel Group and USA's forthcoming U.S. cable travel network.

ABOUT HOTELS.COM.
Hotels.com (Nasdaq:ROOM) is the largest specialized provider of discount lodging worldwide, providing service through its own websites (including www.hotels.com and others), more than 33,000 affiliated websites, and its toll-free call centers (1-800-2-HOTELS). Hotels.com provides accommodations to travelers at over 7,700 properties in more than 325 markets in North America, Europe, the Caribbean and Asia. The company offers a one-stop shopping source for hotel pricing, amenities and availability, and also specializes in providing travelers with accommodations for sold-out periods. Hotels.com is a majority-owned subsidiary of USA Interactive (Nasdaq:USAI).

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words "believes," "could," "expects," "anticipates," "estimates," "intends," "plans," "projects," "seeks," or similar expressions. These forward- looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward- looking statements. These forward- looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on the proposed transaction between USA and Hotels.com and/or on our businesses, financial condition or results of operations. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in the forward- looking statements:
(1) the risk that USA's and Hotels.com's businesses will not be integrated successfully; (2) costs related to the proposed transaction; (3) material adverse changes in economic conditions generally or in our markets or industries; (4) future regulatory and legislative actions and conditions affecting our operating areas; (5) competition from others; (6) successful integration of our divisions' management structures; (7) product demand and market acceptance; (8) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; (9) the ability to expand into and successfully operate in foreign markets; (10) obtaining and retaining skilled workers and key executives; (11) acts of terrorism; and (12) war or political instability. In addition, investors should consider the other information contained in or incorporated by reference into USA's and Hotels.com's filings with the U.S. Securities and Exchange Commission (the "SEC"), including their Annual Reports on Form 10-K for the fiscal year ended 2001, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-




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looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward- looking statements contained in this press release to reflect circumstances existing after the date of this press release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, USA Interactive and Hotels.com will file an Information Statement/Prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the Information Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Information Statement/Prospectus (when it is available) and other documents containing information about USA Interactive and Hotels.com, without charge, at the SEC's web site at http://www.sec.gov. Free copies of USA Interactive's filings may be obtained by directing a request to USA Interactive, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, and free copies of Hotels.com's filings may be obtained by directing a request to Hotels.com, 8140 Walnut Hill Lane, Suite 203, Dallas, TX 75231, Attention: Investor Relations.

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CONTACTS:

FOR USA INTERACTIVE:                           FOR HOTELS.COM:
Ron Sato                                       Lois Fuhr
USA Interactive Corporate Communications       Fuhr & Associates
212/314-7254                                   206/236-0606

Roger Clark/Lauren Rosenfield                  Molly Branch
USA Interactive Investor Relations             Hotels.com Investor
212/314-7400                                   214/361-7311, ext. 1331